SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

Form U-12(I)-B (Three-Year Statement)
Three-Year period ending 2000


STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1.   Name and Business address of person filing statement.

     Robert G. Powderly
     750 West Center Street, P. O. Box 543
     West Bridgewater, Massachusetts 02379

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by
     paragraph (b) of Rule U-71.       None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Blackstone Valley Electric Company      Eastern Utilities Associates
     Eastern Edison Company                  Montaup Electric Company
     EUA Service Corporation                 EUA Ocean State Corporation
     EUA Cogenex Corporation                 EUA Energy Investment Corporation
     Eastern Unicord Corporation             Newport Electric Corporation
     EUA TransCapacity, Inc.                 EUA Bioten, Inc.
     EUA Compression Services, Inc.          EUA Energy Services, Inc.
     EUA Telecommunications Corporation

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Executive Vice President of Eastern Utilities Associates.
     Director and Executive Vice President of EUA Service Corporation, Montaup
       Electric Company, Blackstone Valley Electric Company, Eastern Edison Company, EUA Ocean State Corporation, EUA Energy Investment Corporation, EUA Cogenex Corporation, Eastern Unicord Corporation, Newport Electric Corporation, EUA TransCapacity, Inc., EUA Bioten, Inc., and EUA Compression Services, Inc.
     Director EUA Energy Services, Inc. and EUA Telecommunications Corporation

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
     (Use column (a) as supplementary statement only).



                   !Salary or other compensations  ! Person or company from whom
                   !                               ! received or to be received
Name of recipient  ! Received     ! to be received !
                   !    (a)       !    (b)         !
                   !              !                !
Robert G. Powderly ! $254,071.19  ! $546,888.24    !EUA Service Corporation
     (b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in
      Item 4, above, and the source or sources of reimbursement for same.

(a)  Total amount of routine expenses charged to client:  $   None
(b)  Itemized list of all other expenses:

Date                 January 20, 1999    (Signed) /s/Robert G. Powderly
                                                     Robert G. Powderly